Exhibit 99.1

ATA Reports Fiscal 2014 First Quarter Financial Results

Company to Hold Conference Call on August 9, 2013, at 8 a.m. ET

Beijing, China, August 8, 2013 (NY) / August 9, 2013 (China) — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a leading provider of computer-based testing and testing-related services in China, today announced preliminary unaudited financial results for its fiscal first quarter ended June 30, 2013 (“First Quarter 2014”).

First Quarter 2014 Financial and Operating Highlights (percentage changes and comparisons are year over year)

•                  Net revenues of RMB92.1 million (US$15.0 million), up 4.3%

•                  Gross profit of RMB48.1 million (US$7.8 million), up 2.8%

•                  Income from operations of RMB9.1 million (US$1.5 million), up 56.9%

•                  Net income of RMB9.4 million (US$1.5 million), up 78.7%

•                  Adjusted net income excluding share-based compensation expense and foreign currency exchange gain/loss (non-GAAP) of RMB11.1 million (US$1.8 million), up 14.5%

•                  Basic and diluted earnings per ADS excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) for First Quarter 2014 were both RMB0.48 (US$0.08)

•                  Delivered approximately 2.1 million billable tests, approximately the same number of billable exams delivered in the prior-year period

•                  RMB267.0 million (US$43.5 million) in cash and no long-term debt as of June 30, 2013

Fiscal Year 2014 Outlook

•                  For the fiscal year ending March 31, 2014 (“Fiscal Year 2014”), ATA reiterates its expectation of net revenues of between RMB403.0 million and RMB423.0 million and non-GAAP net income (net income excluding share-based compensation expense and foreign currency exchange gain/loss) of between RMB37.0 million and RMB47.0 million.

•                  For the quarter ending September 30, 2013 (“Second Quarter 2014”), ATA expects net revenues of between RMB36.0 million and RMB46.0 million.

Mr. Kevin Ma, ATA’s Chairman and Chief Executive Officer, stated, “We are pleased to report strong First Quarter 2014 financial results that exceeded market consensus estimates. During the period, we successfully delivered 2.1 million billable exams, the majority of which were for the China Banking Association (‘CBA’) and Securities Association of China (‘SAC’). Our Company faced challenges relating to a decrease in the volume of the SAC exam in the later part of the fiscal year ended March 31, 2013, which continued into First Quarter 2014 but was in line with our expectations. We achieved progress with the security guard exam, having renewed our contract in Shanghai, and signing new contracts and beginning the administration of pilot exams in several other provinces. ATA also continued to work toward diversifying our revenue streams throughout the quarter and entered strategic partnerships with different educational institutions and companies to promote TOEIC as the English exam of choice for professionals entering the workforce.”

Operating Review

In First Quarter 2014, ATA delivered a total of 2.1 million billable tests. The Company had a network of 2,810 authorized test centers throughout China as of June 30, 2013, which the Company believes to be the largest test center network of any commercial computer-based testing service provider in China. ATA has delivered more than 50.0 million billable tests since it began operations in 1999.

GAAP Results

First Quarter 2014

For First Quarter 2014, ATA’s total net revenues were RMB92.1 million (US$15.0 million), compared to RMB88.3 million in the prior-year period. This increase was primarily due to higher volumes of the CBA exam, and TOEIC and HR Select exams. Net revenues from TOEIC and HR Select for First Quarter 2014 increased 38.6% year over year to RMB20.2 million (US$3.3 million).

Gross profit for First Quarter 2014 increased 2.8% to RMB48.1 million (US$7.8 million), from RMB46.7 million in the same period last fiscal year. Gross margin was 52.2% in First Quarter 2014, compared to 53.0% in the prior-year period. The decrease in gross margin was primarily due to a year-over-year decrease in SAC exam volumes, which resulted in lower contributions as a percentage of revenue.

Income from operations in First Quarter 2014 increased 56.9% to RMB9.1 million (US$1.5 million), from RMB5.8 million in the prior-year period, which was primarily the result of efficiencies gained from operational adjustments made in the second half of the fiscal year ended March 31, 2013, particularly in the TOEIC and HR Select business.

Net income for First Quarter 2014 increased 78.7% to RMB9.4 million (US$1.5 million), from RMB5.3 million in the prior-year period. For First Quarter 2014, basic and diluted earnings per common share were both RMB0.20 (US$0.03), compared to RMB0.11 in the same period last fiscal year. Basic and diluted earnings per ADS were both RMB0.40 (US$0.06) in First Quarter 2014, compared to RMB0.22 in the prior-year period.

Non-GAAP Measures

Adjusted net income for First Quarter 2014, which excludes share-based compensation expense and foreign currency exchange gain/loss (non-GAAP), increased 14.5% to RMB11.1 million (US$1.8 million), from RMB9.7 million in the prior-year period. Basic and diluted earnings per common share excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) for First Quarter 2014 were both RMB0.24 (US$0.04).

Basic and diluted earnings per ADS excluding share-based compensation expense and foreign currency exchange gain/ loss (non-GAAP) for First Quarter 2014 were both RMB0.48 (US$0.08), compared to RMB0.42 in the same period last fiscal year.

Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Other Data

The number of weighted average ADSs used to calculate basic and diluted earnings per ADS for First Quarter 2014 were both 22.6 million. Each ADS represents two common shares. ATA had 45.3 million common shares outstanding on June 30, 2013.

Guidance for Fiscal Year 2014 and for Second Quarter 2014

For Second Quarter 2014, ATA expects net revenues of between RMB36.0 million and RMB46.0 million.

For Fiscal Year 2014, ATA expects net revenues of between RMB403.0 million and RMB423.0 million and non-GAAP net income of between RMB37.0 million and RMB47.0 million.

Estimated Financial Results

(unaudited) (RMB in millions)

	Estimated for the year ending March 31, 2014	Actual for the year ended March 31, 2013

Net Revenues	403.0-423.0	366.7
Non-GAAP Net Income	37.0-47.0	36.0

	Estimated for the quarter ending September 30, 2013	Actual for the quarter ended September 30, 2012

Net Revenues	36.0-46.0	46.8

Mr. Ma stated, “We are pleased to be on track with our budget and are even more encouraged by the progress we have made with TOEIC and HR Select, as well as the security guard exam, during First Quarter 2014. While we have made strategic adjustments in our sales and marketing staff, including headcount reductions, we continue working to develop new corporate client partnerships and to deepen existing ones. ATA also continued to promote and market ATA’s new mobile testing system, or MTS, globally, which has been well received thus far. We expect to begin realizing a return on our efforts in the coming quarters and remain confident in the value we bring to our clients with our advanced testing technologies. We continue to believe in the importance of diversifying our business to achieve greater balance in our revenue streams between the public and private sectors and are working toward this goal in the long term. As more government and private exams transition from paper- to computer-based formats, we are confident that ATA’s prospects remain strong and believe that winning contracts for test delivery will continue to drive ATA’s growth in both the short and long term.”

Mr. Ma concluded, “ATA is in a unique position to benefit from the competitive employment landscape that exists in China today. According to China’s Ministry of Human Resources and Social Security, nearly 7 million students will graduate from Chinese universities in 2013, the largest in the nation’s history. These graduates and other jobseekers currently face an increasingly challenging job search, and ATA is committed to helping these young professionals demonstrate their abilities to potential employers by making fair and secure assessment exams available to them.”

These are ATA’s current projections, which are subject to change. You are cautioned that operating results in First Quarter 2014 are not necessarily indicative of operating results for any future periods.

Conference Call and Webcast Information (With Accompanying Presentation)

ATA will host a conference call at 8 a.m. Eastern Time on Friday, August 9, 2013, during which ATA Chairman and CEO Kevin Ma and Chief Financial Officer and Chief Accounting Officer Benson Tsang will discuss the results of First Quarter 2014 ended June 30, 2013. To participate in the conference call, please use the following dial-in numbers about 10 minutes prior to the scheduled conference call time:

United States:         +1 (877) 407-6914

International:          +1 (201) 493-6709

A live webcast of the conference call can be accessed at the investor relations section of ATA’s website at www.ata.net.cn or by clicking the following link: http://www.atai.equisolvewebcast.com/q1-2014.

An accompanying slide presentation in PDF format will also be made available 30 minutes prior to the conference call on the same investor relations section of ATA’s website. To listen to the webcast, please visit ATA’s website a few minutes prior to the start of the call to register, download, and install any necessary audio software.

A replay will be available shortly after the call on the investor relations section of ATA’s website and will remain available for 90 days.

About ATA Inc.

ATA is a leading provider of computer-based testing services in China. The Company offers comprehensive services for the creation and delivery of computer-based tests based on its proprietary testing technologies and test delivery platform. ATA’s computer-based testing services are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, securities, insurance, and accounting. As of June 30, 2013, ATA’s test center network comprised 2,810 authorized test centers located throughout China. The Company believes that it has the largest test center network of any commercial computer-based testing service provider in China.

ATA has delivered more than 50.0 million billable tests since ATA started operations in 1999.

For more information, please visit ATA’s website at www.ata.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, the Company’s guidance relating to anticipated financial and operating results for Second Quarter 2014 and Fiscal Year 2014 and statements regarding market demand and trends, the SAC exam, the potential growth and success of the Company’s security guard exams and other businesses, including its TOEIC and HR Select businesses, and the Company’s future growth and results of operations.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates can include its ability to meet challenges associated with its rapid expansion, its ability to meet the expectations of current and future clients, its ability to deploy new test titles, its ability to win new enterprise contracts, its ability to convert its existing contracts into actual revenues, the economy of China, uncertainties with respect to the China’s legal and regulatory environments, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended March 31, 2013, and other filings that ATA has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ATA’s website at www.ata.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended March 31, 2013.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ATA and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only of the Company’s views as of the date of this release, to reflect subsequent events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translation of RMB amounts for First Quarter 2014, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB6.1374 to US$1.00, the noon buying rate as of June 28, 2013, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. GAAP.

About Non-GAAP Financial Measures

To supplement ATA’s consolidated financial information presented in accordance with U.S. generally accepted accounting principles (“GAAP”), ATA uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss, and basic and diluted earnings (losses) per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ATA believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share-based compensation expense and foreign currency exchange gains or losses, which may not be indicative of its operating performance from a cash perspective.

ATA believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ATA’s historical performance. ATA computes its non-GAAP financial measures using a consistent method from period to period. ATA believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and foreign currency exchange gains or losses and basic and diluted earnings (losses) per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gains or losses have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ATA’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Unaudited Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ATA.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Inc.	The Equity Group Inc.
Benson Tsang, CFO	Carolyne Yu, Senior Associate
+86 10 6518 1122 x5107	415-568-2255
bensontsang@ata.net.cn	+86 10 6587 6435
cyu@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	June 30,	June 30,
	2013	2013	2013
	RMB	RMB	USD
ASSETS
Current assets:
Cash	290,029,715	266,999,411	43,503,668
Accounts receivable, net	51,114,718	102,463,735	16,694,974
Prepaid expenses and other current assets	13,625,663	15,273,633	2,488,616
Total current assets	354,770,096	384,736,779	62,687,258

Property and equipment, net	61,310,690	60,476,126	9,853,705
Goodwill	23,422,850	23,422,850	3,816,412
Intangible assets, net	15,082,874	14,454,276	2,355,114
Other assets	3,231,971	3,202,205	521,753
Total assets	457,818,481	486,292,236	79,234,242

Current liabilities:
Accrued expenses and other payables	72,191,260	87,459,102	14,250,187
Deferred revenues	7,376,527	10,763,565	1,753,766
Total current liabilities	79,567,787	98,222,667	16,003,953

Deferred revenues	2,644,294	2,494,940	406,514
Deferred tax liabilities	58,681	58,681	9,561
Total liabilities	82,270,762	100,776,288	16,420,028

Shareholders’ equity:
Common shares	3,461,060	3,472,799	565,842
Treasury shares	(329,357)	(461,885)	(75,257)
Additional paid-in capital	427,443,700	428,701,991	69,850,750
Accumulated other comprehensive loss	(26,379,146)	(26,956,982)	(4,392,248)
Accumulated deficit	(28,648,538)	(19,239,975)	(3,134,873)
Total shareholders’ equity	375,547,719	385,515,948	62,814,214
Total liabilities and shareholders’ equity	457,818,481	486,292,236	79,234,242

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three-month Period Ended
	June 30,	June 30,	June 30,
	2012	2013	2013
	RMB	RMB	USD
Net revenues:
Testing services	81,168,663	84,170,350	13,714,334
Test preparation and training solutions	2,217,357	2,392,471	389,818
Other revenue	4,875,408	5,502,992	896,632
Total net revenues	88,261,428	92,065,813	15,000,784
Cost of revenues	41,518,024	43,998,285	7,168,880
Gross profit	46,743,404	48,067,528	7,831,904

Operating expenses:
Research and development	6,085,605	6,327,262	1,030,935
Sales and marketing	13,807,550	11,440,939	1,864,134
General and administrative	21,031,569	21,170,466	3,449,419
Total operating expenses	40,924,724	38,938,667	6,344,488
Income from operations	5,818,680	9,128,861	1,487,416

Other income (expense):
Interest income	698,019	754,034	122,859
Foreign currency exchange gain (loss), net	(468,768)	125,088	20,381
Total other income	229,251	879,122	143,240
Income before income taxes	6,047,931	10,007,983	1,630,656

Income tax expense	783,656	599,420	97,667
Net income	5,264,275	9,408,563	1,532,989

Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	336,780	(577,836)	(94,150)
Comprehensive income	5,601,055	8,830,727	1,438,839

Basic earnings per common share	0.11	0.20	0.03

Diluted earnings per common share share	0.11	0.20	0.03

Basic earnings per ADS	0.22	0.40	0.06

Diluted earnings per ADS	0.22	0.40	0.06

UNAUDITED RECONCILIATIONS OF NON-GAAP MEASURES
TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended
	June 30,	June 30,
	2012	2013
	RMB	RMB

GAAP net income	5,264,275	9,408,563
Share-based compensation expenses	3,936,012	1,791,475
Foreign currency exchange (gain) loss, net	468,768	(125,088)

Non-GAAP net income	9,669,055	11,074,950

GAAP earnings per common share:
Basic	0.11	0.20
Diluted	0.11	0.20

Non-GAAP earnings per common share:
Basic	0.21	0.24
Diluted	0.21	0.24